02040454

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Period Ended
December 31, 2001

Commission File Number 1-5263
(The Lubrizol Corporation)

A. Full title and address of Plan:

The Lubrizol Corporation Employees'
Profit Sharing and Savings Plan
29400 Lakeland Boulevard
Wickliffe, Ohio 44092

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The Lubrizol Corporation
29400 Lakeland Boulevard
Wickliffe, Ohio 44092

REQUIRED INFORMATION

Listed below are all of the exhibits and financial statements filed as part of the annual report:

a. Exhibit - Consent of Independent Auditors

b. Financial Statements

Independent Auditors' Report

Statement of Net Assets Available for Benefits as of December 31, 2001.

Statement of Net Assets Available for Benefits as of December 31, 2000.

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001.

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000.

Notes to Financial Statements for the Years Ended December 31, 2001, and December 31, 2000.

Schedule H, Line 4i – Schedule of Assets (Held at the End of Year) December 31, 2001

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE LUBRIZOL CORPORATION
EMPLOYEES' PROFIT SHARING
AND SAVINGS PLAN

Date: June 27, 2002

By: Leslie M. Reynolds
L. M. Reynolds

Title: Member, Employee Benefits
Administrative Committee

EXHIBIT INDEX

Exhibit Description	Page Number
Consent of Independent Auditors	4

INDEPENDENT AUDITORS' CONSENT

The Lubrizol Corporation:

We consent to the incorporation by reference in Registration Statement No. 33-61091 of The Lubrizol Corporation on Form S-8 of our report dated June 25, 2002, appearing in this Annual Report on Form 11-K of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan for the year ended December 31, 2001.

Deloitte + Touche LLP

Cleveland, Ohio
June 26, 2002

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

Financial Statements
for the Years Ended
December 31, 2001 and 2000,
Supplemental Schedules
for the Year Ended December 31, 2001
and Independent Auditors' Report

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	2-3
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000	4-5
Notes to Financial Statements for the Years Ended December 31, 2001 and 2000	6-11
SUPPLEMENTAL SCHEDULES:	
Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2001	12-20
Schedule H, line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2001	21

Deloitte & Touche LLP
Suite 2500
127 Public Square
Cleveland, OH 44114-1303

Tel: (216) 589-1300
Fax: (216) 589-1369
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Employee Benefits Administrative
Committee of The Lubrizol Corporation
Employees' Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the supplemental information. The supplemental schedules and supplemental information are the responsibility of the Plan's management. Such supplemental schedules and supplemental information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

June 25, 2002

Deloitte
Touche
Tohmatsu

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001

	Supplemental Information				
	Non-Participant Directed Investments			Participant Directed Investments	
ASSETS:	Profit Sharing General Fund	Profit Sharing Lubrizol Stock Fund	401(k) Lubrizol Stock Fund	401(k) Other Funds	Total
Investments:					
At fair value (Notes 2 and 4):					
Lubrizol common stock	$ 9,423,841	$ 15,386,895	$ 56,822,921		$ 81,633,657
Investment funds	69,586,607			$ 105,385,615	174,972,222
U.S. Government securities	348,811				348,811
Other common stocks	24,823,967				24,823,967
Other investments	3,333,232				3,333,232
Short-term investments	23,951,373	96	919,570	25,790	24,896,829
Participant loans				4,579,470	4,579,470
At contract value (Note 5):					
Guaranteed investment contracts and related funds				31,609,757	31,609,757
Total investments	131,467,831	15,386,991	57,742,491	141,600,632	346,197,945
Contribution receivable	3,177,722				3,177,722
Accrued income receivable	2,160,228	25	884	148,424	2,309,561
Interfund receivables (payables)	(239,297)		90,966	148,331	
Investment sales, pending settlement	94,549			111,117	205,666
TOTAL ASSETS	136,661,033	15,387,016	57,834,341	142,008,504	351,890,894
LIABILITIES - Investment purchases, pending settlement	(5,492,150)		(720,500)	(260,237)	(6,472,887)
NET ASSETS AVAILABLE FOR BENEFITS	$ 131,168,883	$ 15,387,016	$ 57,113,841	$ 141,748,267	$ 345,418,007

See notes to financial statements.

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2000

	Supplemental Information				
		Non-Participant Directed Investments		Participant Directed Investments	
ASSETS:	Profit Sharing General Fund	Profit Sharing Lubrizol Stock Fund	401(k) Lubrizol Stock Fund	401(k) Other Funds	Total
Investments:					
At fair value (Notes 2 and 4):					
Lubrizol common stock	$ 6,802,480	$ 13,923,025	$ 40,504,441		$ 61,229,946
Investment funds	108,819,360			$ 103,563,339	212,382,699
U.S. Government securities	691,964				691,964
Other common stocks	27,685,678				27,685,678
Other investments	85,064				85,064
Short-term investments	16,593,354	2	154,223	25,000	16,772,579
Participant loans				4,249,078	4,249,078
At contract value (Note 5):					
Guaranteed investment contracts and related funds				16,359,400	16,359,400
Total investments	160,677,900	13,923,027	40,658,664	124,196,817	339,456,408
Contribution receivable	3,791,439				3,791,439
Accrued income receivable	1,600,055	7	1,697	72,426	1,674,185
Interfund receivables (payables)	(25,724)	25,724			
Investment sales, pending settlement	851,460		116,132		967,592
TOTAL ASSETS	166,895,130	13,948,758	40,776,493	124,269,243	345,889,624
LIABILITIES - Investment purchases, pending settlement	(1,529,941)			(236,106)	(1,766,047)
NET ASSETS AVAILABLE FOR BENEFITS	$ 165,365,189	$ 13,948,758	$ 40,776,493	$ 124,033,137	$ 344,123,577

See notes to financial statements.

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001

	Supplemental Information				
	Non-Participant Directed Investments			Participant Directed Investments	
	Profit Sharing General Fund	Profit Sharing Lubrizol Stock Fund	401(k) Lubrizol Stock Fund	401(k) Other Funds	Total
ADDITIONS:					
Investment income (loss):					
Dividend income, Lubrizol common stock	$ 268,103	$ 496,382	$ 1,639,109		$ 2,403,594
Interest and other dividend income	6,922,040	561	19,534	$ 3,080,173	10,022,308
Net appreciation (depreciation) in fair value of investments (Note 4)	(5,036,511)	4,558,470	14,320,436	(13,114,174)	728,221
Total investment income (loss)	2,153,632	5,055,413	15,979,079	(10,034,001)	13,154,123
Contributions:					
Participants			1,706,605	10,697,010	12,403,615
Employer	3,177,722		2,469,294	(25,657)	5,621,359
Total additions	5,331,354	5,055,413	20,154,978	637,352	31,179,097
DEDUCTIONS - Distributions to participants	16,034,251	1,669,674	2,622,388	10,938,282	31,264,595
NET INCREASE (DECREASE) PRIOR TO INTERFUND TRANSFERS AND TRANSFER IN FROM MERGED PLAN	(10,702,897)	3,385,739	17,532,590	(10,300,930)	(85,498)
INTERFUND TRANSFERS	(23,493,409)	(1,947,481)	(1,195,242)	26,636,132	
TRANSFER IN FROM MERGED PLAN (Note 1)				1,379,928	1,379,928
INCREASE (DECREASE) IN NET ASSETS FOR THE YEAR	(34,196,306)	1,438,258	16,337,348	17,715,130	1,294,430
NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 2000	165,365,189	13,948,758	40,776,493	124,033,137	344,123,577
NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 2001	$ 131,168,883	$ 15,387,016	$ 57,113,841	$ 141,748,267	$ 345,418,007

See notes to financial statements.

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2000

	Supplemental Information				
		Non-Participant Directed Investments		Participant Directed Investments	
	Profit Sharing General Fund	Profit Sharing Lubrizol Stock Fund	401(k) Lubrizol Stock Fund	401(k) Other Funds	Total
ADDITIONS:					
Investment income (loss):					
Dividend income, Lubrizol common stock	$ 283,059	$ 578,257	$ 1,489,792		$ 2,351,108
Interest and other dividend income	6,360,927	127	49,912	$ 4,401,775	10,812,741
Net depreciation in fair value of investments (Note 4)	(7,139,470)	(2,933,517)	(5,984,381)	(13,814,437)	(29,871,805)
Total investment loss	(495,484)	(2,355,133)	(4,444,677)	(9,412,662)	(16,707,956)
Contributions:					
Participants			1,394,491	9,575,389	10,969,880
Employer	3,791,439		2,080,796	35,545	5,907,780
Total additions	3,295,955	(2,355,133)	(969,390)	198,272	169,704
DEDUCTIONS - Distributions to participants	12,863,109	1,165,695	1,781,883	9,279,670	25,090,357
NET DECREASE PRIOR TO INTERFUND TRANSFERS	(9,567,154)	(3,520,828)	(2,751,273)	(9,081,398)	(24,920,653)
INTERFUND TRANSFERS	1,015,056	(922,411)	(91,909)	(736)	
INCREASE (DECREASE) IN NET ASSETS FOR THE YEAR	(8,552,098)	(4,443,239)	(2,843,182)	(9,082,134)	(24,920,653)
NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1999	173,917,287	18,391,997	43,619,675	133,115,271	369,044,230
NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 2000	$ 165,365,189	$ 13,948,758	$ 40,776,493	$ 124,033,137	$ 344,123,577

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following brief description of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Lubrizol Corporation (the "Company" or "Plan Sponsor") established the Plan for the purpose of encouraging employee long-term, tax-deferred savings for retirement and employee ownership of common shares of the Company. The Plan also allows employees to share in the profits of the Company. The Plan is subject to the reporting and disclosure requirements, vesting standards and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974.

On May 2, 2001, the net assets of $1,379,932 of the ROSS Chem, Inc. 401(k) Plan, a plan of a recently acquired wholly-owned subsidiary of the Company, were transferred into the Plan and were allocated to the Plan's investment funds based upon employee elections or comparable investment funds available within the merged plans.

Administration - The Plan is administered by the Employee Benefits Administrative Committee (the "Committee"), which is appointed by the Board of Directors of the Company. The Committee's powers and duties relate to the issuance of interpretive rules and regulations in accordance with the Plan document, including determination of the method and time of benefit distributions and authorization of disbursements from the Plan.

The assets of the various funds are maintained and administered by a bank acting as Trustee. The Plan agreement provides that the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

The Board of Directors of the Company appoints the Retirement and Savings Plans Investment Committee of the Plan, whose duties relate to investment oversight of the General Fund and include a review of the general investment policy and procedures of the Trustee and performance of various investment managers.

Participation and Contributions - All regular employees of the Company and participating subsidiaries are eligible for participation on the first day of covered employment.

Eligible employees may elect a base salary deduction ranging from 1 percent to 18 percent (16 percent for highly compensated employees), subject to the limitations of the Internal Revenue Code, and to have such amount contributed to the Plan as a before-tax contribution ("CODA Contribution"). The Company contributes a matching contribution to the Plan in an amount equal to 50 percent of an employee's CODA Contributions up to 4 percent of the employee's base salary.

Eligible employees may also make contributions ranging from 1 percent to 18 percent (16 percent for highly compensated employees) of their base salary on an after-tax basis ("Supplemental Contribution"), provided that the total of an employee's CODA and Supplemental Contributions do not exceed 18 percent (16 percent for highly compensated employees). CODA and matching contributions are excluded from the participants' taxable income until such amounts are received by them as a distribution from the Plan. Supplemental Contributions are made on an after-tax basis and are therefore included in the participants' taxable income in the period of contribution. For purposes of allocating Plan contributions, compensation is limited to a maximum of $170,000 for 2001 and 2000.

The Company also contributes a portion of its adjusted consolidated net income, as defined in the Plan document, to the Plan ("Profit Sharing Contributions"). Profit Sharing Contributions are determined by the Board of Directors of the Company and are allocated to each participant's profit sharing account based upon year end compensation of the employee, as defined in the Plan document. For purposes of allocated Profit Sharing Contributions, compensation is limited to the annual maximum set by the Internal Revenue Service. In addition, income from investments, gains or losses on sales of investments, and appreciation or depreciation in the market value of investments are allocated daily to participants' accounts.

In addition to the above contributions, the Plan provides for rollover contributions (described in Sections 402, 403 and 408 of the Internal Revenue Code) and transferred contributions (assets transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment of Contributions - Participants elect investment of their CODA Contributions and Supplemental Contributions in one or more of the Plan's eleven investment funds (excludes the General Fund, the Profit Sharing Lubrizol Stock Fund, and the Participant Loan Fund) in 1 percent increments (5 percent increments prior to January 1, 2001). All matching contributions are automatically invested in the Lubrizol Stock Fund with the exception that a participant who is at least 55 years old may elect to invest this contribution in 1 percent increments (5 percent increments prior to January 1, 2001) in the other available investment funds. A participant may elect to change his or her investment elections as to future contributions and may also elect to reallocate a portion or all of past CODA and Supplemental Contributions among the available investment funds in increments of 1 percent (5 percent prior to January 1, 2001) of the total amount to be reallocated once daily (once each calendar month prior to January 1, 2001). All Profit Sharing Contributions are automatically invested in the General Fund. Effective January 1, 2001, a participant may elect once daily to reallocate a portion or all of his account attributable to Profit Sharing Contributions from the General Fund to one or more of the other available investment funds.

Vesting and Distributions - Each participant is immediately and fully vested in all CODA and Supplemental Contributions and earnings thereon. Participants vest in matching contributions and their beneficial interest in Profit Sharing Contributions at a rate of 20 percent for each full year of eligible service and become completely vested after five years, at retirement or after age 55, upon death, or upon termination of employment due to permanent and total disability.

Participants may request voluntary withdrawals of their Supplemental Contributions only once every six months, excluding hardship withdrawals. Participants may also apply for hardship withdrawals from their CODA Contributions, subject to adherence to Internal Revenue Service regulations and approval by the Employee Benefits Administrative Committee, or request of an in-service distribution upon attainment of age 59-1/2. When a participant's employment terminates, his or her vested account balances will be distributed in a single lump sum.

Participant Loans - The Plan provides for a participant loan option. The Plan allows participants to borrow up to the lesser of 50 percent of the value of their CODA, rollover and vested matching contribution accounts or 100 percent of the value of their CODA and rollover accounts, not to exceed $50,000. Each participant is restricted to three outstanding loans at a time, and the minimum loan is $1,000.

Participant loans accrue interest at a rate fixed at the time of the borrowings. Loan repayments are made through payroll deductions and are credited to the participant's account. The repayment period may not be more than five years, except for loans issued to purchase a principal residence, which may be repaid within 15 years.

Forfeited Accounts - Forfeited nonvested accounts are used to reduce future Company contributions. In 2001 and 2000, Company contributions were reduced by approximately $124,756 and $55,000, respectively, from forfeited nonvested accounts.

2. DESCRIPTION OF THE INVESTMENT FUNDS

The Plan provides for the establishment of the General Fund, the Profit Sharing Lubrizol Stock Fund, a Participant Loan Fund, and at least three other investment alternatives. The 401(k) portion of the Plan currently offers seven investment alternatives to participants. The Plan maintains separate 401(k) and profit sharing accounts for each participant and invests contributions and earnings, as required by the Plan or as directed by each participant, in one or more of the following funds:

Profit Sharing Funds:

The General Fund holds all profit sharing contributions made by the Company, except for those pre-1983 contributions which individuals have chosen to leave in Lubrizol stock in the Profit Sharing Lubrizol Stock Fund. Cash dividends on shares in the Profit Sharing Lubrizol Stock Fund are transferred to the individual's General Fund account balance. The General Fund invests in a variety of domestic and international equity funds and common stocks, fixed income funds and Lubrizol common stock.

The Profit Sharing Lubrizol Stock Fund assets are invested in common shares of the Company. No contributions are made to this fund. All cash is invested in money market funds maintained by the Trustee. Distributions from this fund are in common shares and cash in lieu of fractional shares or, at the participant's election, entirely in cash. Participants in the Profit Sharing Lubrizol Stock Fund have a one way option to transfer all or part of their beneficial interest to the General Fund once each calendar month.

401(k) Funds:

The Stable Value Fund invests in a portfolio of high quality fixed income instruments which may include government and corporate bonds, investment contracts issued by banks, insurance and other financial companies, and other fixed income obligations intended to provide a stable rate of return while seeking to preserve principal value.

The Core Bond Fund invests in an actively managed collective trust fund, the One Group Bond Fund A, which invests in fixed income instruments including U.S. Government and agency securities, investment grade corporate bonds and mortgage- and asset-backed securities.

The Balanced Fund invests in an actively managed collective trust fund, the American Funds American Balanced Fund, which invests primarily in securities from the domestic equity and fixed income markets.

The Large Cap Value Fund invests in an actively managed collective trust fund, the Victory Value Fund A, which invests in equity securities.

The Equity Index Fund invests in an index fund, the EB Equity Index Fund, maintained by the Trustee as part of a collective trust fund which invests in the common stocks included in the Standard & Poor's 500 Index, futures contracts and other derivative securities designed to replicate the performance of the common stocks included in the Standard & Poor's Composite Stock Price Index ("S&P 500 Index").

The Small-Mid Cap Value Fund invests in an actively managed collective trust fund, the Dreyfus Mid Cap Value Fund, which invests in equity securities of companies with market capitalizations between $400 million and $4 billion.

The Equity Growth Fund invests in an actively managed collective trust fund, the Legg Mason Value Fund FI, which invests in a concentrated portfolio of common and preferred stocks and securities convertible into common stocks.

The International Equity Fund invests in an actively managed collective trust fund, the American Funds EuroPacific Growth Fund A, which invests in a diversified portfolio of common stocks and other securities of companies based outside the United States, primarily in large industrial nations.

The Small-Mid Cap Growth Fund invests in an actively managed collective trust fund, the Franklin Small-Mid Cap Growth Fund A, which invests primarily in a diversified portfolio of common stocks of small size domestic companies.

The Technology Fund invests in an actively managed collective trust fund, the PIMCO Innovation Fund A, which invests in equity securities of companies which develop or use innovative technologies or which provide or service such technologies, as determined by the fund's investment manager. Fund investments are concentrated in the technology sector with holdings in telecommunications, internet, software, computer, semiconductor, services, biotechnology and networking companies.

The Lubrizol Stock Fund consists of common shares of the Company and temporary investments in the Trustee's Victory Institutional Money Market Fund.

The Participant Loan Fund consists of investments in loans to Plan participants in accordance with the Plan provisions.

Participant distributions from the Stable Value Fund, Core Bond Fund, Balanced Fund, Large Cap Value Fund, Equity Index Fund, Small-Mid Cap Value Fund, Equity Growth Fund, International Equity Fund, Small-Mid Cap Growth Fund and Technology Fund are paid in cash; amounts distributed from the Lubrizol Stock Fund and the Profit Sharing Lubrizol Stock Fund are paid in the form of common shares of the Company or their cash equivalent at the election of the participant or their beneficiary. Distributions from the General Fund are paid in cash or, at the participant's election, partially in cash and common shares of the Company, as provided in the Plan.

The value of all funds and the interests of participants under each fund are calculated on a daily basis (based on the best information available, which may include estimated values).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - Each fund of the Plan is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments - Investments are accounted for at cost on the trade-date and are reported in the Statement of Net Assets Available for Benefits at market value except for guaranteed investment contracts, which are reported at contract value (see Note 5). Investments stated at market value are valued using quoted market prices or at values determined by the Trustee based on the market values of the underlying investments. Guaranteed investment contracts are stated at values equivalent to cost plus reinvested interest. Employee loans are stated at cost, which approximates fair market value.

Tax Exempt Status - The Plan obtained its latest determination letter dated April 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Company believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Expenses - Expenses in connection with administration of the Plan have been paid by the Company.

4. INVESTMENTS

The following table presents investments that represent five percent or more of the Plan's net assets available for benefits.

	December 31, 2001	December 31, 2000
The Lubrizol Corporation, common stock, 2,326,408 and 2,377,862 shares, respectively	$81,633,657 *	$61,229,946 *
Investment funds:		
Key Trust Company of Ohio, N.A., EB Equity Index Fund, 612,536 and 663,472 units, respectively	48,093,343	59,367,508
First National Bank of Chicago, Non-US Equity Fund, 1,875,968 units		22,605,418 *
PIMCO Funds, Total Return Fund, 3,032,867 shares		31,511,483 *
Short-term investment:		
Key Trust Company of Ohio, N.A., Victory Institutional Money Market Fund	22,200,497 *	16,746,363 *
Key Trust Company of Ohio, N.A., Victory Institutional Money Market Fund	25,790	25,000
	22,226,287	16,771,363
Guaranteed investment contracts and related funds:		
Metropolitan Life Insurance Co., Intermediate Duration Fund	32,039,193	

* Non-participant directed

The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31, 2001	2000
Lubrizol common stock	$ 21,562,508	$(10,188,485)
Investment funds	(21,742,829)	(22,158,703)
U.S. Government securities and corporate bonds	(1,973)	4,950
Other common stocks	798,524	1,429,349
Other investments	111,991	1,041,084
Total	$ 728,221	$(29,871,805)

5. INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has entered into an investment contract issued by an insurance company including a synthetic investment contract. The synthetic contract includes assets placed in a third-party fund and a related wrapper contract that provides that Plan transactions must be executed at contract value. The contracts are included in the Plan's Stable Value Fund at contract value as reported by the Trustee. Fair value of the investment contract is $32,039,193 and $16,281,638 as of December 31, 2001 and 2000, respectively. The fund is credited with earnings and charged for Plan withdrawals and administrative expenses charged by the insurance company. Contract value represents contributions made under the contract, plus stated earnings, less plan withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is reset quarterly. The contract's crediting interest rate was 5.35 percent and 5.45 percent at December 31, 2001 and 2000, respectively. The fund's return on the investment contract during 2001 and 2000 was 5.5 percent and 5.4 percent, respectively. The contract has no specified maturity date.

6. TRANSACTIONS IN PLAN SPONSOR SECURITIES

The General Fund, the Profit Sharing Lubrizol Stock Fund and the Lubrizol Stock Fund invest in shares of common stock of the Company. During the years ended December 31, 2001 and 2000, 641,686 and 360,661 shares, respectively, of Lubrizol common stock at a cost of $20,345,765 and $8,331,731, respectively, were purchased by the Plan. All purchased shares were acquired at the then current market value on the open market.

In addition, during the years ended December 31, 2001 and 2000, the Plan sold or distributed to participants 693,140 and 268,786 shares, respectively, of Lubrizol common stock and received proceeds of $18,484,366 and $8,220,244, respectively.

7. PLAN TERMINATION

The Plan was adopted with the expectation that it will continue indefinitely. The Board of Directors of the Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In addition, the Board of Directors of any subsidiary may withdraw such subsidiary from the Plan at any time. In the event of termination of the Plan, all participants will immediately become fully vested in the value of all employer contributions made on their behalf.

* * * * * *

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	General Fund			
	Company Common Stock Fund:			
*	The Lubrizol Corporation	Common Stock - 268,562 Shares	$ 7,613,446	$ 9,423,841
	Investment Funds:			
	Mellon Bank, N.A.	EB Daily Opening Stock Index - 37,329 Shares	10,068,750	10,437,125
	Mellon Bank, N.A.	ED Daily Capital Bond Fund - 9,688 Shares	3,126,695	3,105,964
	Mellon Bank, N.A.	EB Intl. Stock Index Fund - Japan - 17,257 Shares	1,907,681	1,568,511
	Mellon Bank, N.A.	EB Country Representation Fund - 14,360 Shares	1,107,210	1,024,426
	Mellon Bank, N.A.	EB Intl. Stock Index Fund - Netherlands - 2,955 Shares	969,602	879,505
	Mellon Bank, N.A.	EB Intl. Stock Index Fund - Spain - 7,392 Shares	762,529	705,645
	DFA Investment Trust Company	DFA US 6/10 Value PTFL - 661,609 Shares	13,967,123	12,444,858
	Morgan Guaranty Trust	Liquidity Fund - 931 Shares	931	931
	Morgan Guaranty Trust	Mgt-JPM Special Situation - 2,285 Shares	1,633,863	1,775,098
	Morgan Guaranty Trust	Mgt-JPM Strategic Property - 7,194 Shares	5,602,452	6,067,811
	Mellon Bank, N.A.	EB Daily Liquidity Stock Index - 51,767 Shares	12,453,866	12,651,586
	Morgan Stanley	Emerging Markets Mutual Fund - 266,568 Shares	3,686,888	2,881,596
	PIMCO Funds	Total Return Fund - 1,533,800 Shares	15,613,632	16,043,551
	Total Investment Funds		70,901,222	69,586,607
	U.S. Government Securities:			
	United States Treasury	U. S. Treasury Bills, due March 14, 2002	348,390	348,811
	Common Stock:			
	Adaptec Inc.	Common Stock - 7,700 Shares	69,966	111,650
	Advanced Digital Info Corp	Common Stock - 1,200 Shares	18,863	19,248
	Advanta Corp	Common Stock - 1,600 Shares	17,412	15,904
	ADVO Inc.	Common Stock - 1,800 Shares	60,624	77,400
	Aetna Inc	Common Stock - 5,600 Shares	194,600	184,744
	Airborne Inc.	Common Stock - 3,900 Shares	54,666	57,837
	Amerada Hess Corp.	Common Stock - 4,900 Shares	283,944	306,250
	American Electric Power Inc	Common Stock - 13,200 Shares	543,622	574,596
	American Greetings Corp	Common Stock - 7,400 Shares	105,406	101,972
	American Italian Pasta Co.	Common Stock - 1,300 Shares	45,345	54,639
	American States Water Co.	Common Stock - 400 Shares	13,537	13,980
	Ameron Intl Inc.	Common Stock - 300 Shares	19,906	20,760
	Anadigics Inc.	Common Stock - 8,800 Shares	137,126	134,200
	Anixter Intl Inc.	Common Stock - 1,500 Shares	37,867	43,515
	Annaly Mortgage Management Inc.	Common Stock - 3,900 Shares	50,704	62,400
	Anthracite Capital Inc.	Common Stock - 2,000 Shares	21,932	21,980
	Arrow Electronics Inc	Common Stock - 3,500 Shares	95,213	104,650
	Ashland Inc	Common Stock - 3,700 Shares	158,480	170,496
	Asiainfo Holdings Inc.	Common Stock - 3,200 Shares	52,376	55,744
	Audiovox Corp	Common Stock - 2,400 Shares	17,705	17,904
	Avant Corp	Common Stock - 7,200 Shares	158,412	147,528
	Avista Corp	Common Stock - 7,800 Shares	110,264	103,428
	Avnet Inc.	Common Stock - 6,400 Shares	163,758	163,008

(Continued)

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock (Continued):			
	Bank of America Corp	Common Stock - 9,300 Shares	491,765	585,435
	Bank One Corp	Common Stock - 16,900 Shares	645,231	659,945
	Bankunited Finl Corp	Common Stock - 1,200 Shares	18,536	17,820
	Bedford Property Investors	Common Stock - 2,100 Shares	42,429	47,250
	Bio Rad Labs Inc.	Common Stock - 500 Shares	26,767	31,650
	Bio Technology Gen Corp	Common Stock - 10,900 Shares	107,884	89,707
	Biosite Inc.	Common Stock - 900 Shares	38,882	16,533
	Boron Lepore & Associates Inc.	Common Stock - 2,300 Shares	32,810	31,717
	Boston Communications Group	Common Stock - 5,000 Shares	68,333	56,750
	Bowne & Co Inc.	Common Stock - 1,900 Shares	18,476	24,320
	Brown Shoe Co Inc.	Common Stock - 4,400 Shares	74,116	71,456
	Brush Engineered Materials Inc.	Common Stock - 1,300 Shares	22,176	18,512
	Burlington Coat Factory	Common Stock - 800 Shares	11,779	13,440
	Burlington Northern Santa Fe	Common Stock - 5,600 Shares	127,106	159,768
	Caci Intl Inc.	Common Stock - 3,700 Shares	39,630	146,095
	Capital Automotive REIT	Common Stock - 4,340 Shares	67,489	86,323
	Carbo Ceramics Inc.	Common Stock - 1,800 Shares	54,348	70,488
	Career Education Corp	Common Stock - 800 Shares	8,967	27,424
	Cato Corp New	Common Stock - 1,500 Shares	23,074	28,350
	Centra Software Inc.	Common Stock - 2,200 Shares	32,315	17,600
	CFS Bancorp Inc.	Common Stock - 2,400 Shares	32,154	34,440
	Chemfirst Inc.	Common Stock - 1,500 Shares	39,120	35,955
	Chemical Finl Corp	Common Stock - 420 Shares	11,661	12,667
	Chesapeake Corp	Common Stock - 1,300 Shares	37,646	36,153
	Chico's Fas Inc.	Common Stock - 850 Shares	10,843	33,745
	Church & Dwight Inc.	Common Stock - 1,000 Shares	22,832	26,630
	Cinergy Corp	Common Stock - 6,100 Shares	164,944	203,923
	Coastal Bancorp Inc.	Common Stock - 200 Shares	7,099	5,780
	Cohu Inc.	Common Stock - 2,800 Shares	45,226	55,300
	Cole National Corp New	Common Stock - 1,300 Shares	17,068	21,515
	Commercial Metals Co	Common Stock - 1,700 Shares	52,454	59,466
	Commonwealth Telephone Entrp Inc.	Common Stock - 1,500 Shares	62,530	68,250
	Compucredit Corp.	Common Stock - 4,200 Shares	38,326	49,392
	Computer Network Technology Cp	Common Stock - 3,500 Shares	65,783	62,265
	Conagra Foods Inc.	Common Stock - 10,400 Shares	174,196	247,208
	Conmed Corp	Common Stock - 1,100 Shares	19,651	21,956
	Consolidated Edison Inc.	Common Stock - 2,000 Shares	71,519	80,720
	Cooper Cos Inc.	Common Stock - 2,700 Shares	115,573	134,946
	Corus Bankshares Inc.	Common Stock - 1,300 Shares	57,070	59,020
	Crown Cork & Seal Inc.	Common Stock - 9,100 Shares	201,739	23,114
	Cryolife Inc.	Common Stock - 900 Shares	27,071	27,000
	CSX Corp	Common Stock - 15,200 Shares	730,264	532,760
	Daisytek Intl Corp	Common Stock - 4,500 Shares	57,105	59,265
	Dana Corp	Common Stock - 13,800 Shares	273,885	191,544
	Datascope Corp	Common Stock - 1,000 Shares	42,512	33,920
	Dendrite Intl Inc.	Common Stock - 2,500 Shares	34,881	35,075

(Continued)

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock (Continued):			
	Diagnostic Prods Corp	Common Stock - 1,800 Shares	50,735	79,110
	Dianon Systems Inc.	Common Stock - 600 Shares	27,630	36,480
	Ditech Communications Corp	Common Stock - 5,600 Shares	30,471	33,712
	Diversa Corp	Common Stock - 2,400 Shares	35,217	33,960
	Dollar Thrifty Automotive Gp	Common Stock - 2,300 Shares	43,426	35,650
	Dow Chemical Co	Common Stock - 15,300 Shares	455,388	516,834
	Eastman Chemical Cp	Common Stock - 4,200 Shares	234,371	163,884
	El Paso Elec Co	Common Stock - 2,800 Shares	38,553	40,600
	Electro Rent Corp	Common Stock - 1,900 Shares	39,449	24,491
	Emcor Group Inc.	Common Stock - 900 Shares	19,022	40,860
	Encore Wire Corp	Common Stock - 2,400 Shares	31,081	29,040
	Energen Corp	Common Stock - 1,400 Shares	40,362	34,510
	Entertainment Properties Tr	Common Stock - 5,200 Shares	74,478	100,620
	Enzo Biochem Inc.	Common Stock - 2,200 Shares	57,444	51,700
	Esco Technologies Inc.	Common Stock - 700 Shares	19,246	24,143
	Esterline Technologies Corp	Common Stock - 5,100 Shares	97,782	81,651
	F M C Co	Common Stock - 3,600 Shares	197,499	214,200
	Federated Dept Stores Inc Del	Common Stock - 9,900 Shares	350,870	404,910
	Fidelity Bankshares Inc.	Common Stock - 1,900 Shares	26,073	30,343
	Finish Line Inc.	Common Stock - 3,500 Shares	49,369	53,515
	First Bancorp	Common Stock - 700 Shares	18,297	19,950
	First Citzns Bancshares Inc. N C	Common Stock - 500 Shares	43,387	48,875
	First Community Bancshares Inc.	Common Stock - 700 Shares	21,633	20,629
	First Essex Bancorp Inc.	Common Stock - 1,000 Shares	28,635	28,180
	First Federal Capital Corp	Common Stock - 1,000 Shares	15,167	15,700
	First Place Financial Corp	Common Stock - 1,300 Shares	18,649	20,475
	Five Star Quality Care Inc.	Common Stock - 350 Shares	2,541	2,555
	Flagstar Bancorp Inc.	Common Stock - 1,000 Shares	20,728	20,130
	FleetBoston Financial Corp	Common Stock - 7,300 Shares	273,364	266,450
	Fleming Cos Inc.	Common Stock - 1,500 Shares	39,520	27,750
	Flir Sys Inc.	Common Stock - 1,200 Shares	30,152	45,504
	Flushing Finl Corp	Common Stock - 1,950 Shares	33,437	34,710
	Freds Inc.	Common Stock - 875 Shares	13,754	35,840
	Freemarkets Inc.	Common Stock - 10,200 Shares	201,570	244,494
	FTI Consulting Inc.	Common Stock - 1,100 Shares	21,044	36,080
	G & K Svcs Inc.	Common Stock - 1,500 Shares	39,548	48,450
	General Communication Inc.	Common Stock - 8,300 Shares	93,106	70,799
	Genlyte Group Inc.	Common Stock - 627 Shares	18,353	18,659
	Genuine Parts Co	Common Stock - 8,300 Shares	247,801	304,610
	Georgia Pacific Corp	Common Stock - 3,225 Shares	80,827	89,042
	Glenborough Rlty Tr Inc.	Common Stock - 1,872 Shares	33,214	36,317
	Goodyear Tire & Rubber Co	Common Stock - 9,100 Shares	501,880	216,671
	Great Atlantic & Pacific Tea Inc.	Common Stock - 2,600 Shares	39,985	61,828
	Group 1 Automotive Inc.	Common Stock - 1,100 Shares	26,986	31,361
	Guitar Ctr Mgmt Inc.	Common Stock - 1,400 Shares	20,072	19,096

(Continued)

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock (Continued)			
	Harland John H Co	Common Stock - 2,000 Shares	35,101	44,200
	Health Net Inc.	Common Stock - 3,600 Shares	74,481	78,408
	Healthcare Rlty Tr	Common Stock - 1,200 Shares	26,053	33,600
	Heartland Express Inc.	Common Stock - 900 Shares	23,451	24,993
	Hewlett Packard Co	Common Stock - 9,300 Shares	218,563	191,022
	Hibbett Sporting Goods Inc.	Common Stock - 1,300 Shares	34,917	39,390
	HNC Software Inc.	Common Stock - 1,100 Shares	28,105	22,660
	Identix Inc.	Common Stock - 1,500 Shares	20,217	21,885
	Idexx Labs Corp	Common Stock - 3,700 Shares	92,401	105,487
	IDT Corp	Common Stock - 2,300 Shares	28,555	44,873
	IHOP Corp	Common Stock - 1,500 Shares	41,368	43,950
	Imation Corp	Common Stock - 4,000 Shares	87,583	86,320
	Independent Bank Corp Mich	Common Stock - 20 Shares	509	556
	Independent Bk Corp	Common Stock - 1,200 Shares	23,632	25,788
	Infocus Corp	Common Stock - 2,900 Shares	49,241	63,858
	Ingles Markets Inc.	Common Stock - 1,900 Shares	22,999	22,705
	Innkeepers USA Tr	Common Stock - 7,703 Shares	71,942	75,489
	Input / Output Inc.	Common Stock - 3,500 Shares	33,070	28,735
	Integral Systems Inc.	Common Stock - 1,600 Shares	35,030	30,800
	International Paper Co	Common Stock - 2,700 Shares	96,276	108,945
	Intervoice-Brite Inc.	Common Stock - 2,900 Shares	34,170	37,120
	Intl Specialty Products Inc.	Common Stock - 2,300 Shares	20,484	20,585
	Intrado Inc.	Common Stock - 500 Shares	13,786	13,400
	Itron Inc.	Common Stock - 1,500 Shares	23,136	45,450
	Ivex Packaging Corp	Common Stock - 1,800 Shares	24,298	34,200
	JDA Software Group Inc.	Common Stock - 4,700 Shares	95,305	105,045
	Jefferies Group Inc.	Common Stock - 1,200 Shares	43,441	50,772
	KB Home	Common Stock - 700 Shares	17,028	28,070
	Keithley Instrs Inc.	Common Stock - 2,400 Shares	69,531	40,560
	Key Prodtn Inc.	Common Stock - 1,800 Shares	30,600	30,600
	Koger Equity Inc.	Common Stock - 1,500 Shares	26,519	24,450
	Kronos Inc.	Common Stock - 1,250 Shares	49,458	60,475
	Landamerica Financial Group Inc.	Common Stock - 2,000 Shares	68,362	57,400
	Landauer Inc.	Common Stock - 1,000 Shares	30,927	33,850
	Landrys Restaurants Inc.	Common Stock - 3,100 Shares	40,386	57,815
	Lantronix Inc.	Common Stock - 3,000 Shares	16,628	18,960
	Lecroy Corp	Common Stock - 2,700 Shares	59,387	49,140
	Liz Claiborne Inc.	Common Stock - 2,800 Shares	113,749	139,300
	Local Financial Corp	Common Stock - 1,800 Shares	27,614	25,182
	Lone Star Steakhouse Saloon	Common Stock - 4,000 Shares	43,638	59,320
	Lufkin Inds Inc.	Common Stock - 800 Shares	21,526	21,440
	Lynch Interactive Corp	Common Stock - 400 Shares	27,357	27,600
	Lyondell Chemical Co	Common Stock - 2,900 Shares	60,488	41,557

(Continued)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock (Continued):			
	M / I Schottenstein Homes Inc.	Common Stock - 400 Shares	15,618	19,908
	Madison Gas & Elec Co	Common Stock - 500 Shares	12,970	13,225
	Main Street Banks Inc.	Common Stock - 1,400 Shares	26,505	22,960
	May Dept Stores Co	Common Stock - 13,350 Shares	394,896	493,683
	Mentor Corp Minn	Common Stock - 1,900 Shares	46,660	54,264
	Mercury Computer Systems Inc.	Common Stock - 1,700 Shares	73,263	66,487
	Meritage Corp	Common Stock - 700 Shares	30,339	35,910
	Metro One Telecommunications	Common Stock - 700 Shares	24,689	21,175
	Microfinancial Inc.	Common Stock - 2,100 Shares	30,567	21,525
	Mid Atlantic Med Svcs Inc.	Common Stock - 5,200 Shares	72,863	118,040
	Millennium Chemicals Inc.	Common Stock - 4,200 Shares	88,661	52,920
	Mine Safety Appliances Co	Common Stock - 300 Shares	14,734	12,045
	Minerals Technologies Inc.	Common Stock - 1,700 Shares	78,449	79,288
	Mississippi VY Bancshares Inc.	Common Stock - 600 Shares	22,743	23,520
	Moog Inc.	Common Stock - 1,500 Shares	37,663	32,700
	MRO Software Inc.	Common Stock - 900 Shares	14,231	21,042
	MTS Sys Corp	Common Stock - 2,200 Shares	28,829	22,242
	National City Corp	Common Stock - 8,300 Shares	216,588	242,692
	National Health Invs Inc.	Common Stock - 1,100 Shares	14,883	16,280
	Natures Sunshine Products Inc.	Common Stock - 1,400 Shares	17,132	16,436
	NBTY Inc.	Common Stock - 3,300 Shares	44,554	38,610
	NCH Corp	Common Stock - 400 Shares	16,740	20,860
	New Jersey Res	Common Stock - 1,300 Shares	60,003	60,840
	NL Inds Inc.	Common Stock - 1,500 Shares	24,773	22,905
	Norfolk Southern Corp	Common Stock - 28,200 Shares	584,543	516,906
	Northwest Natural Gas	Common Stock - 1,600 Shares	40,010	40,800
	Ntelos Inc.	Common Stock - 3,700 Shares	59,723	57,313
	Occidental Pete Corp Del	Common Stock - 20,200 Shares	351,586	535,906
	Oceaneering Intl Inc.	Common Stock - 5,800 Shares	112,414	128,296
	Oceanfirst Financial Corp	Common Stock - 200 Shares	5,008	4,832
	Ocular Sciences Inc.	Common Stock - 1,000 Shares	21,504	23,300
	Offshore Logistics Inc.	Common Stock - 4,300 Shares	81,294	76,368
	Owens Ill Inc.	Common Stock - 7,500 Shares	174,658	74,925
	Pacificare Health Sys Del	Common Stock - 5,300 Shares	155,291	84,800
	Parexel Intl Corp	Common Stock - 2,300 Shares	40,074	33,005
	Park Electrochemical Corp	Common Stock - 4,400 Shares	107,807	116,160
	Parkway Properties Inc MD	Common Stock - 500 Shares	15,872	16,600
	Patina Oil & Gas Corp	Common Stock - 1,500 Shares	27,370	41,250
	PEC Solutions Inc.	Common Stock - 700 Shares	15,964	26,327
	Penn VA Corp	Common Stock - 700 Shares	26,086	23,870
	Performance Food Group Co	Common Stock - 3,700 Shares	95,045	130,129
	PFF Bancorp Inc.	Common Stock - 2,900 Shares	58,621	80,040
	Pharmacia Corp	Common Stock - 3,100 Shares	145,204	132,215
	Philip Morris Cos Inc	Common Stock - 8,100 Shares	165,861	371,385
	Phillips Petroleum Co	Common Stock - 12,200 Shares	495,175	735,172
	Photronics Inc.	Common Stock - 3,900 Shares	81,632	122,265
	Pioneer Std Electrs Inc.	Common Stock - 8,400 Shares	115,643	106,680
	Planar Sys Inc.	Common Stock - 1,200 Shares	32,420	25,320

(Continued)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock (Continued):			
	PNM Resources Inc.	Common Stock - 4,100 Shares	74,503	114,595
	Polyone Corp	Common Stock - 4,000 Shares	38,718	39,200
	Pomeroy Computer Res	Common Stock - 1,700 Shares	35,168	22,950
	Power Integrations Inc.	Common Stock - 1,300 Shares	35,599	29,692
	Pre Paid Legal Svcs Inc.	Common Stock - 1,800 Shares	31,971	39,420
	Progenics Pharmaceuticals Inc.	Common Stock - 1,700 Shares	30,956	31,399
	Progress Software Corp	Common Stock - 2,600 Shares	41,379	44,928
	Quaker City Bancorp Inc.	Common Stock - 500 Shares	15,095	14,925
	Quantum Corp-DLT Storage Sys Grp	Common Stock - 10,600 Shares	158,023	104,410
	Quixote Corp	Common Stock - 1,100 Shares	25,535	20,900
	Qwest Communications Intl Inc.	Common Stock - 8,900 Shares	107,402	125,757
	R & G Financial Corp	Common Stock - 1,200 Shares	21,482	20,568
	Ralcorp Hldgs Inc. New	Common Stock - 1,100 Shares	21,649	24,970
	Redwood Trust Inc.	Common Stock - 900 Shares	21,226	21,807
	Register.com Inc.	Common Stock - 10,900 Shares	101,555	125,350
	Respironics Inc.	Common Stock - 2,600 Shares	42,724	90,064
	RFS Hotel Invs Inc.	Common Stock - 2,400 Shares	25,719	27,312
	Right Mgmt Consultants Inc.	Common Stock - 1,000 Shares	24,995	17,300
	Roadway Corp	Common Stock - 400 Shares	12,159	14,680
	RTI International Metals	Common Stock - 1,200 Shares	11,440	11,940
	Ryans Family Steak House Inc.	Common Stock - 1,900 Shares	31,826	41,135
	Ryland Group Inc.	Common Stock - 1,500 Shares	37,571	109,800
	SBS Technologies Inc.	Common Stock - 3,500 Shares	70,283	50,995
	Scansource Inc.	Common Stock - 1,900 Shares	98,677	90,440
	School Specialty Inc.	Common Stock - 1,300 Shares	36,522	29,744
	Schulman A Inc.	Common Stock - 2,000 Shares	27,491	27,300
	Schweitzer-Mauduit Intl Inc.	Common Stock - 1,200 Shares	24,620	28,500
	Seacoast Bkg Corp Fla	Common Stock - 500 Shares	21,506	23,200
	Seacor Smit Inc.	Common Stock - 1,200 Shares	42,976	55,680
	Sears Roebuck & Co	Common Stock - 8,200 Shares	305,283	390,648
	Senior Housing Properties Trust	Common Stock - 3,500 Shares	46,631	48,685
	Serologicals Corp	Common Stock - 1,100 Shares	18,521	23,650
	Shuffle Master Inc.	Common Stock - 1,700 Shares	26,638	26,639
	Simpson Manufacturing Co Inc.	Common Stock - 600 Shares	31,512	34,380
	Smurfit Stone Container Corp	Common Stock - 14,700 Shares	213,753	234,759
	Solectron Corp	Common Stock - 8,889 Shares	127,022	100,268
	Sonic Automotive Inc.	Common Stock - 3,400 Shares	32,903	79,696
	Sonic Corp	Common Stock - 800 Shares	23,956	28,800
	Sovran Self Storage Inc.	Common Stock - 1,000 Shares	27,465	31,150
	Spartan Stores Inc.	Common Stock - 2,200 Shares	29,232	26,312
	Spectralink Corp	Common Stock - 2,100 Shares	21,389	35,973
	St. Francis Cap Corp	Common Stock - 900 Shares	19,130	20,817
	Standard Microsystems Corp	Common Stock - 3,700 Shares	52,158	57,424
	Standard Pac Corp New	Common Stock - 1,400 Shares	29,763	34,048
	Staten Island Bancorp Inc.	Common Stock - 3,600 Shares	48,455	58,716
	Sterling Bancorp	Common Stock - 90 Shares	2,538	2,628
	Sterling Bancshares Inc.	Common Stock - 50 Shares	509	626
	Steven Madden LTD	Common Stock - 2,800 Shares	43,018	39,396
	Stewart Information Svcs Corp	Common Stock - 1,600 Shares	33,329	31,600
	Sturm Ruger & Co Inc.	Common Stock - 2,500 Shares	30,876	29,950

(Continued)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stocks (Continued):			
	Sunrise Assisted Living Inc.	Common Stock - 500 Shares	12,507	14,555
	Supertex Inc.	Common Stock - 900 Shares	15,596	15,759
	Supervalu Inc.	Common Stock - 4,600 Shares	92,156	101,752
	Sykes Enterprises Inc.	Common Stock - 5,500 Shares	53,870	51,370
	Sylvan Learning Sys Inc.	Common Stock - 2,500 Shares	44,995	55,175
	Symmetricom Inc.	Common Stock - 5,400 Shares	82,976	41,094
	Syncor Intl Corp Del	Common Stock - 4,200 Shares	118,564	120,288
	Systems & Computer Technology	Common Stock - 1,400 Shares	15,691	14,476
	T&HQ Inc.	Common Stock - 1,700 Shares	73,898	82,399
	Take-Two Interactive Software	Common Stock - 2,900 Shares	43,585	46,893
	Tech Data Corp	Common Stock - 2,600 Shares	73,361	112,528
	Tecumseh Prods Co	Common Stock - 500 Shares	25,728	25,315
	Tellabs Inc.	Common Stock - 11,600 Shares	156,501	173,536
	Tesoro Pete Corp	Common Stock - 10,100 Shares	138,409	132,411
	Tetra Technologies Inc. Del	Common Stock - 1,100 Shares	19,931	23,045
	Theragenics Corp	Common Stock - 2,400 Shares	26,514	23,664
	Therma-Wave Inc.	Common Stock - 1,500 Shares	23,915	22,380
	Thomas & Betts Corp	Common Stock - 4,900 Shares	145,514	103,635
	Thor Inds Inc.	Common Stock - 1,000 Shares	34,033	37,050
	Thornburg Mtg Inc.	Common Stock - 1,300 Shares	21,074	25,610
	Topps Inc.	Common Stock - 1,700 Shares	19,573	20,655
	Torchmark Corp	Common Stock - 2,000 Shares	85,240	78,660
	TRC Cos Inc.	Common Stock - 400 Shares	20,025	20,000
	Trust Co NJ Jersey City New	Common Stock - 1,400 Shares	33,158	35,280
	UCBH Holdings Inc.	Common Stock - 2,000 Shares	28,539	56,880
	UGI Corp New	Common Stock - 2,000 Shares	56,639	60,400
	United Auto Group Inc.	Common Stock - 2,700 Shares	33,674	69,687
	United Nat Foods Inc.	Common Stock - 2,300 Shares	31,769	57,500
	Universal Health Rlty Incm Tr	Common Stock - 1,900 Shares	48,393	44,650
	US Physical Therapy Inc.	Common Stock - 2,800 Shares	40,819	45,248
	US Unwired Inc.	Common Stock - 2,200 Shares	23,321	22,396
	USEC Inc.	Common Stock - 7,400 Shares	67,893	52,984
	V F Corp	Common Stock - 4,200 Shares	99,916	163,842
	Veritas DGC Inc.	Common Stock - 7,900 Shares	127,258	146,150
	Wachovia Corp	Common Stock - 11,400 Shares	331,748	357,504
	Washington Mut Inc.	Common Stock - 12,650 Shares	474,675	413,655
	Websense Inc.	Common Stock - 2,600 Shares	44,700	83,382
	Webster Finl Corp Conn	Common Stock - 1,000 Shares	31,739	31,530
	Westvaco Corp	Common Stock - 7,200 Shares	246,053	204,840
	Whirlpool Corp	Common Stock - 1,700 Shares	75,070	124,661
	Wintrust Financial Corp	Common Stock - 600 Shares	18,523	18,342
	Wisconsin Energy Corp	Common Stock - 6,000 Shares	154,893	135,360
	Woodward Governor Co	Common Stock - 500 Shares	28,287	29,125
	World Accep Corp Del	Common Stock - 3,600 Shares	31,969	26,280
	Worldcom Inc. -Worldcom Group	Common Stock - 42,200 Shares	588,507	594,176
	Xicor Inc.	Common Stock - 7,200 Shares	64,102	79,920
	Yellow Corp	Common Stock - 1,300 Shares	25,445	32,630
	Total Common Stock		23,501,176	24,823,967

(Continued)

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Other Investments:			
	Mellon Bank, N.A.	USD Forward Currency Contract - Exp 3/27/02	32,932	32,932
	Mellon Bank, N.A.	GBP Forward Currency Contract - Exp 3/27/02	504,339	506,840
	Mellon Bank, N.A.	JPY Forward Currency Contract - Exp 3/27/02	733,512	710,644
	Mellon Bank, N.A.	EURO Forward Currency Contract - Exp 1/18/02	2,072,703	2,057,663
	Mellon Bank, N.A.	Call EOE Index OTC Option - Exp 1/18/02	32,437	37,602
	Mellon Bank, N.A.	Put EOE Index OTC Option - Exp 1/18/02	(32,437)	(12,528)
	Mellon Bank, N.A.	Futures Contract - Exp 3/16/02	40	40
	Mellon Bank, N.A.	Futures Contract S & P 500 Index - Exp 3/14/02	4	4
	Mellon Bank, N.A.	Futures Contract Foreign Futures - Exp 3/7/02	9	9
	Mellon Bank, N.A.	Futures Contract FTSE 100 - Exp 3/15/02	7	7
	Mellon Bank, N.A.	Futures Contract IBEX Index - Exp 1/18/02	17	17
	Mellon Bank, N.A.	Futures Contract S & P 500 - Exp 3/15/02	2	2
	Total Other Investments		3,343,565	3,333,232
	Short-Term Investments:			
*	Key Trust Company of Ohio, N.A.	Victory Institutional Money Market Fund	21,280,831	21,280,831
	Mellon Bank, N.A.	Mellon EB DL Money Market Fund	2,666,380	2,666,380
	Mellon Bank, N.A.	Mellon TIF Fund	4,162	4,162
			23,951,373	23,951,373
	Total General Fund		129,659,172	131,467,831
	Profit Sharing Lubrizol Stock Fund:			
*	The Lubrizol Corporation	Common Stock - 438,498 Shares	3,586,813	15,386,895
*	Key Trust Company of Ohio, N.A.	Victory Institutional Money Market Fund	96	96
	Total Company Stock Fund		3,586,909	15,386,991
	Stable Value Fund:			
	Synthetic Investment Contracts:			
	Metropolitan Life Insurance Co.	Intermediate Duration Fund	31,609,757	32,039,193
	Metropolitan Life Insurance Co.	Group Annuity Contract		(429,436)
	Total Synthetic Investment Contracts		31,609,757	31,609,757
*	Key Trust Company of Ohio, N.A.	Victory Institutional Money Market Fund	25,790	25,790
	Total Fixed Income Fund		31,635,547	31,635,547
	Balanced Fund:			
	American Funds Group	American Balanced Fund - 856,532 Units	13,341,630	13,576,030
	Equity Index Fund:			
*	Key Trust Company of Ohio, N.A.	EB Equity Index Fund - 612,536 Units	30,844,512	48,093,343
	International Equity Fund:			
	American Funds Group	American Europacific Growth Fund A - 389,968 Units	12,303,426	10,478,428
	Lubrizol Stock Fund:			
*	The Lubrizol Corporation	Common Stock - 1,619,348 Shares	44,214,686	56,822,921
*	Key Trust Company of Ohio, N.A.	Victory Institutional Money Market Fund	919,570	919,570
	Total Company Common Stock Fund		45,134,256	57,742,491
	Equity Growth Fund:			
	LM Advisors	Legg Mason Value Fund FI- 265,199 Shares	16,876,441	14,005,134
	Small-Mid Cap Growth Fund:			
	Franklin	Franklin Small-Mid Cap Growth Fund A - 271,526 Units	10,078,967	8,463,480

(Continued)

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Small-Mid Cap Value Fund:			
	Dreyfus	Dreyfus Mid Cap Value Fund - 267,691 Units	7,002,990	7,037,602
	Technology Fund:			
	PIMCO	PIMCO Innovation Fund A - 104,806 Units	2,355,324	2,369,660
	Large Cap Value Fund:			
*	Key Trust Company of Ohio, N.A.	Victory Value Fund A - 29,129 Units	370,099	365,278
	Core Bond Fund:			
	Bank One	One Group Bond Fund - 92,799 Units	1,007,879	996,660
	Participant Loan Fund:			
*	Loans to Participants	Various participant loans with interest rates ranging from 5.75% to 10.50%	0	4,579,470
	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES		$304,197,152	$346,197,945

* Indicates a party-in-interest to the Plan.

(Concluded)

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred With Transaction	(g) Cost of Assets	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Series of Transactions:								
PIMCO Funds	Total Return Fund	$ 4,441,537		N/A	None	$ 4,441,537	$ 4,441,537	N/A
PIMCO Funds	Total Return Fund		$ 20,184,223	N/A	None	19,395,667	20,184,223	$ 788,556
Key Trust Company of Ohio, N.A.	Victory Institutional Money Market Fund	135,414,489		N/A	None	135,414,489	135,414,489	N/A
Key Trust Company of Ohio, N.A.	Victory Institutional Money Market Fund		129,960,056	N/A	None	129,960,056	129,960,056	None
Brinson Partners	International Equity Fund	2,809,746		N/A	None	2,809,746	2,809,746	N/A
Brinson Partners	International Equity Fund		19,222,044	N/A	None	22,731,120	19,222,044	(3,509,076)
The Lubrizol Corporation	Common Stock	23,317,115		N/A	31,658	23,348,773	23,348,773	N/A
The Lubrizol Corporation	Common Stock		23,942,993	N/A	34,039	18,617,333	23,908,954	5,291,621
Mellon Bank, N.A.	USD Forward Currency Contract, Expiration 9/27/01	8,794,051		N/A	None	8,794,051	8,794,051	N/A
Mellon Bank, N.A.	USD Forward Currency Contract, Expiration 9/27/01		8,794,051	N/A	None	8,794,051	8,794,051	None

NOTE - Reportable transactions are non-participant directed single transactions or a series of non-participant directed transactions in the same issue that, when aggregated, are in excess of 5% of the current value of plan assets at the beginning of the plan year.